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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
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(Check One):  [X] Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q   [ ] Form N-SAR


For Period Ended: December 31, 2007
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transitional Period Ended:________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Sunrise Real Estate Group, Inc.
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Full Name of Registrant

Parallax Entertainment, Inc
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Former Name if Applicable


Suite 701, No. 333, Zhaojiabang Road
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Address of Principal Executive Office (Street and Number)

Shanghai, PRC 200032
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City, State and Zip Code

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

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   |       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      |       (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunrise Real Estate Group, Inc. (the "Company") will be delayed in filing its Form 10-KSB because of a delay in the preparation of its audited financial statements. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-KSB for the year ended December 31, 2007.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Steven W. Schuster          Counsel               (212) 448-1100
      ------------------          -------            -------------------
             (Name)               (Title)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Exhibit A

                         Sunrise Real Estate Group, Inc.
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                  (Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





Date: Executed this 28th day of March, 2008       By:   /s/ Art Honanyan
                                                        ------------------------
                                                        Art Honanyan,
                                                        Chief Financial Officer


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


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

 +----------------------------------ATTENTION----------------------------------+
 |              INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
 |         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).        |
 +-----------------------------------------------------------------------------+

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).

                                    Exhibit A

The net revenues for 2007 declined substantially from $16,417,471 of 2006. The decrease in 2007 was mainly due to the decrease in our underwriting sales revenue. As a result of decreased net revenue and increased operating expenses, interest expenses, and general and administrative expenses from 2006, the Company had a net loss for 2007 compared to net income of $3,657,948 in 2006. More precise numbers for the results for 2007 will be available upon completion of the Company's audit.